United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14A-103

NAME OF REGISTRANT: STARBUCKS

NAME OF PERSON RELYING ON EXEMPTION:STATE BOARD OF ADMINISTRATION OF FLORIDA RETIREMENT SYSTEM

ADDRESS OF PERSON RELYING ON EXEMPTION:1801 Hermitage Blvd., Suite 100, Tallahassee, FL 32308

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Letter to Chair of Starbucks Corporation's Compensation and Management Development Subcommittee submitted to company on February 27, 2026

February 27, 2026

ATTN: Richard "Ritch" Allison Jr.
Chair, Compensation and Management Development Committee
Starbucks Corporation
2401 Utah Avenue South
Seattle, WA 98134

Re: Removal of demographic outcome metrics from the short-term incentive plan (STIP)

Dear Mr. Allison and Members of the Board:

The State Board of Administration of Florida (SBA) is a fiduciary for Florida's public employees, responsible for prudently managing approximately $300 billion in total assets. As part of our stewardship and proxy voting activities, we assess whether portfolio companies' disclosures and incentive structures are aligned with long-term shareowner value creation based on pecuniary factors.

We are concerned that Starbucks may be incorporating demographic outcome metrics-specifically retention and internal promotion rates for employees from underrepresented backgrounds-into the annual cash bonus framework. Starbucks has indicated that "Talent & Belonging" outcomes of this type are embedded in executive compensation and account for approximately 25% of annual cash bonuses. In our view, demographic outcome metrics are not well-suited for annual cash incentives and introduce unnecessary incentive-design, measurement, and oversight risks, particularly when disclosures are largely narrative and do not provide consistent, year-over-year results and the methodology for the metrics' utilization are vague. The SBA supports short and long-term incentive programs that encourage lasting value creation, boost operational performance, and give investors straightforward, useful information about how compensation decisions are made.

This concern is amplified by the structure of Starbucks' annual incentive plan. The Executive Management Bonus Plan appears to allocate 75% of the bonus opportunity to financial goals (including Adjusted Net Revenue and Adjusted Operating Income) and 25% to an Individual Performance Factor (IPF), and it includes defined payout mechanics (including threshold and a cap of up to 200% of the target award value). Where a material portion of compensation is at risk, the performance measures must be objective, consistently calculated, and transparent enough for investors to evaluate the Committee's accountability and judgment.

Accordingly, we request that the Compensation and Management Development Committee take the following actions:

  Remove demographic outcomes from the criteria used to determine the IPF

  We urge the Committee to discontinue using demographic-based outcomes-such as retention and internal promotion rates-as performance criteria for annual cash incentives. In our judgment, these outcomes are influenced by multiple structural and external factors and are not reliably attributable to annual executive decision-making in a manner suitable for STIP leverage (including any capped upside).

  Refocus annual incentives on talent management and recruiting capability-building

  We encourage the Committee to re-center the STIP's human-capital accountability on operationally grounded, capability-building measures that management can directly influence and that predict durable performance, such as:

    Recruiting effectiveness: time-to-fill for critical roles; applicant-to-hire conversion; offer acceptance; quality-of-hire proxies (e.g., 90-day/180-day retention).
    Talent pipeline strength: internal fill rate for critical leadership roles; bench depth/readiness coverage for key positions; completion of leadership development milestones.
    Manager capability and workforce stability drivers: training completion; staffing stability; engagement drivers with demonstrated linkage to service and productivity outcomes.

    These metrics better reflect whether Starbucks is building scalable talent systems and improving execution, and they provide clearer "line of sight" for investors assessing pay-for-performance alignment.

  Enhanced disclosure deliverable: STIP Talent Management & Recruiting Scorecard

  Beginning with the next proxy cycle, we suggest Starbucks publish a concise "STIP Talent Management & Recruiting Scorecard" as an appendix to the CD&A or within the annual incentive disclosure. At minimum, the scorecard should include:

    Metric definitions, scope, and how results influence payout: Clear definitions, covered employee populations, geography, and calculation methodology. A description of where each measure sits within the IPF and how the Committee translates results into STIP outcomes (including any weighting, modifier, or qualitative overlay).
    Multi-year results and comparability: Two- to three-year results for each disclosed talent/recruiting metric, aligned to the STIP performance period, with brief commentary on drivers and management actions.
    Transparency around adjusted measures and judgment: Where adjusted (non-GAAP) measures are used for incentive goals, provide consistent explanation and context to support investor evaluation of pay-for-performance.

If the Committee nevertheless elects to retain demographic outcome metrics in any incentive program, investors should be provided: (i) a clear rationale for why the annual bonus is the appropriate vehicle; (ii) full methodology and year-over-year results; and (iii) guardrails and controls appropriate for metrics of this sensitivity. Our intent is constructive: to strengthen incentive design, reduce avoidable governance and oversight risk, and ensure annual incentives reinforce best-in-class talent management and recruiting-the capabilities that underpin Starbucks' strategy and long-term performance. We will consider the Committee's responsiveness to these issues as part of our ongoing stewardship activities, including our future evaluation of executive compensation matters and corresponding proxy voting decisions.

These requests are strictly pecuniary and intended to improve decision-useful information for risk, return, and capital stewardship. We support any plans to review Starbuck's compensation structures and pay design to align executive compensation incentives with financially-material outcomes. As a long-term investor in Starbucks, we will be voting our shares at the upcoming annual meeting on March 25, 2026, and respectfully request a copy of this letter be delivered to all board members and named executive officers. We appreciate your attention and look forward to any response.

Sincerely,

Chris Spencer
Executive Director

For further information, please contact Richard Cassedy at (850) 413-1090, or Mike McCauley at (850) 413-1252. We may be reached by email at governance@sbafla.com

Important Notice:

This communication is being provided as an exempt solicitation pursuant to SEC Rule 14a-2(b)(1) and Rule 14a-6(g)(1). It is not a solicitation of proxy authority, and no proxy cards are being requested or accepted by the SBA. Please do not send us your proxy card - we will not vote proxies on your behalf.

This communication may be disseminated to Company shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues. The cost of distributing this letter and communication is being borne entirely by the SBA. The information herein reflects our perspectives as of the date of this communication, based on publicly available sources and Company disclosures believed to be reliable. However, we do not guarantee its accuracy or completeness. This material is provided for informational purposes and to encourage shareowner engagement on governance issues; it should not be construed as investment advice or as a recommendation to buy or sell any securities.